Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 28, 2026

Eldorado Gold Reports Q3 2026 Financial and Operational Results and Updates 2026 Guidance; Skouries and McIlvenna Bay Advancing Toward Commercial Production
(All amounts expressed in U.S. dollars unless otherwise noted)
VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado”, "Eldorado Gold" or “the Company”) today reports the Company’s financial and operational results for the third quarter of 2026. For further information, please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR+ at www.sedarplus.com under the Company’s profile.
Third Quarter 2026 Highlights
Operations
•Gold production: 106,351 ounces.
•Gold sales: 107,164 ounces at an average realized gold price per ounce sold(1) of $4,326.
•Total cash costs(1): $1,415 per ounce sold.
•All-in sustaining costs ("AISC")(1): $2,050 per ounce sold.
•Total capital expenditures: $452.3 million, including $108.6 million of project capital and $84.3 million of accelerated operational capital at Skouries, and $87.5 million project capital invested at McIlvenna Bay. Growth capital(1) at the operating mines totalled $105.1 million and sustaining capital(1) at the operating mines totalled $52.1 million.
Financial
•Revenue: $511.9 million.
•Production costs: $199.8 million.
•Net cash generated from operating activities from continuing operations: $134.8 million.
•Cash flow from operating activities before changes in working capital(1): $248.8 million.
•Cash and cash equivalents: $396.8 million as at September 30, 2026, excluding $71.9 million of restricted cash designated for Skouries Term Facility(2) loan repayments.
•Net earnings attributable to shareholders: $118.0 million, or $0.45 basic earnings per share.
•Adjusted net earnings(1): $127.0 million or $0.49 per share in Q3 2026. Adjustments in Q3 2026 include a $7.4 million loss on foreign exchange translation of deferred tax balances and a $4.0 million unrealized gain on derivative instruments.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")(1): $275.2 million in Q3 2026.
•Free cash flow(1): Consolidated free cash flow was negative $191.1 million in Q3 2026, reflecting the significant level of investment in Skouries and McIlvenna Bay as both operations advance toward commercial production. For additional context free cash flow excluding Skouries and McIlvenna Bay(1) was $98.3 million.
(1) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2026 MD&A.
(2) The Skouries Term Facility is defined as the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility ("Term Facility").

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Production and Cost Outlook
Production Guidance
Based on year-to-date performance through the third quarter, Eldorado has revised its 2026 production outlook for its operating assets, excluding Skouries and McIlvenna Bay, to 410,000 to 430,000 ounces of gold, compared with original guidance of 430,000 to 490,000 ounces. The revised 2026 production outlook, including Skouries and McIlvenna Bay, is 425,000 to 475,000 ounces of gold, compared with original guidance of 495,000 to 600,000 ounces. Strong performance at Lamaque, supported by increasing contributions from high-grade Ormaque ore, is partially offsetting lower expected production at Kisladag and Olympias as well as the impact of a slower than expected ramp-up at Skouries.
•Lamaque – Strong operating execution and increasing contributions from high-grade Ormaque ore continue to support strong production performance. Ormaque is becoming an increasingly important source of high-grade ore for Lamaque.
•Kisladag – Lower production for 2026 primarily reflects lower-grade ore associated with the current mining sequence and slower than planned mining progress during the third quarter, which delayed access to higher-grade material. Higher-grade material is now being stacked on the North Heap Leach Pad; however, given the approximately 300-day leach cycle, the associated production benefit is expected toward the end of the fourth quarter and into 2027.
•Olympias – Lower production for 2026 primarily reflects the timing of the 650 ktpa expansion, which reduces expected fourth-quarter throughput and production. The targeted 650 ktpa nameplate throughput rate is expected to be achieved in the first half of 2027. In addition, material with elevated lead and zinc content that was expected to be processed during the third quarter was instead stockpiled. This material is expected to be introduced through a controlled blending program during the fourth quarter to maintain stable plant performance and optimize recoveries.
•Skouries – Gold production guidance for 2026 has been revised to 10,000 to 35,000 ounces, compared with prior guidance of 60,000 to 100,000 ounces, reflecting a slower-than-expected ramp-up. The revision reflects the timing of the ramp-up and does not change the Company’s expectations for Skouries’ longer-term design capacity with commercial production expected in late Q4 2026.
•McIlvenna Bay – Gold production continues to track within the 5,000 to 10,000 ounce guidance range for 2026. Commercial production is expected in late Q4 2026.
Base metal production ranges, including Skouries and McIlvenna Bay, have also been revised primarily reflecting the slower-than-expected ramp-up at Skouries, and lower production at Olympias:
•Copper production: 10 to 25 million pounds (previously 20 to 40 million pounds)
•Silver production: 1.2 to 1.5 million ounces (previously 1.55 to 1.75 million ounces)
•Lead production: 11 to 14 thousand tonnes (previously 15 to 18 thousand tonnes)
•Zinc production: 14 to 20 thousand tonnes (previously 16 to 19 thousand tonnes)
Cost Guidance
Consolidated total cash cost guidance for operating assets, excluding Skouries and McIlvenna Bay, has been revised to $1,400 to $1,500 per ounce sold, compared with original guidance of $1,220 to $1,420 per ounce sold. AISC guidance has been revised to $1,975 to $2,125 per ounce sold, compared to original guidance of $1,670 to $1,870 per ounce sold. The revisions primarily reflect:
•Higher sustaining capital expenditures, including the earlier transition of Ormaque underground development at Lamaque from growth capital to sustaining capital following the earlier-than-expected receipt of the permit and advancement of development activities, as well as higher sustaining capital requirements at Olympias.
•Lower production at Kisladag and Olympias, partially offset by higher production at Lamaque.
•Higher royalty expense driven by higher realized metal prices.
Capital Guidance
•Sustaining capital – Guidance for operating assets, excluding Skouries and McIlvenna Bay, has been revised to $170 to $190 million, compared with prior guidance of $140 to $165 million, primarily reflecting the earlier transition of Ormaque underground development at Lamaque from growth capital to sustaining capital and higher sustaining capital at Olympias due to increased filtration maintenance costs and additional contract support to advance access to higher grade underground zones.

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•Growth capital – Guidance for operating assets, excluding Skouries and McIlvenna Bay, has been revised to $395 to $430 million, compared with prior guidance of $375 to $405 million, primarily reflecting additional investment at Kisladag, including land acquisitions and increased waste movement for the Western Area, and higher capital requirements associated with the 650 ktpa expansion at Olympias. These increases are partially offset by lower growth capital at Lamaque following the earlier transition of Ormaque underground development to sustaining capital.
Skouries – With commercial production expected in late Q4, total project capital for Skouries is estimated at approximately $1.425 billion, an increase that consists of $65 million of projects costs and $45 million of previously guided growth capital that had been expected following commercial production but is now expected to be incurred prior to commercial production and is therefore reported as project capital. The increase primarily reflects higher contractor requirements to complete construction and commissioning activities, the extended use of temporary generator sets prior to connection to permanent grid power, additional owner’s costs and other project execution-related costs associated with the longer commissioning period.
Accelerated operational capital is expected to total $390 million, an increase that consists of $95 million of additional operational costs and $35 million of previously guided sustaining capital that had been expected following commercial production. It is now expected to be incurred and capitalized during the pre-commercial production period and is therefore reported as accelerated operating capital. This increase is separate from the increase in project capital.
Up to an additional $30 million may be incurred, depending on the exact timing of commercial production. The classification of these expenditures will depend on when commercial production is achieved, with amounts potentially reflected in project capital, AOC, sustaining capital or growth capital.
McIlvenna Bay – The total project capital cost estimate from June 1, 2024 to commercial production is expected to be $975 million, an increase of approximately $23 million following a slower than expected ramp-up toward commercial production. For 2026, growth capital post commercial production is expected to be approximately $15 million and sustaining capital post commercial production is expected to be $10 million.
Depreciation Expense Guidance
Depreciation expense guidance, for operating assets excluding Skouries and McIlvenna Bay, has been reduced to $225 to $235 million, compared to prior guidance of $240 to $260 million, largely due to lower production. Depreciation expense at Skouries is not expected to be significant, compared with prior guidance of $15 to $35 million, as commercial production is expected in late Q4 2026.
Corporate
•On August 12, 2026 the Company amended the senior secured credit facility, increasing total availability to $600 million, extending the maturity to March 1, 2029 and improving financial flexibility.
•George Burns retired as Chief Executive Officer of Eldorado Gold, effective September 30, 2026. Following his retirement from management, Mr. Burns will remain on the Company’s Board of Directors.
•Christian Milau assumed the role of President and Chief Executive Officer and joined the Board of Directors, effective September 30, 2026.
•Paul Ferneyhough’s role expanded to Executive Vice President, Strategy and Chief Financial Officer, effective September 30, 2026.
•Carissa Browning stepped down from the Board of Directors effective September 4, 2026.
•On October 28, 2026, the Company declared a fourth quarter dividend of $0.075 per common share, payable on December 15, 2026 to shareholders of record at the close of business on December 1, 2026.

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Commentary
“The third quarter marked an important step forward for Eldorado. Skouries produced first copper-gold concentrate and McIlvenna Bay continued to ramp up following first copper and zinc concentrate. At Skouries, the ramp-up has taken longer and cost more than we expected, and it is important that we acknowledge that directly,” said Christian Milau, President and Chief Executive Officer. “Our focus is on safely completing the remaining commissioning work, achieving commercial production and establishing stable, predictable operating performance.
“As I begin my tenure as CEO, my focus is on building on Eldorado’s high-quality, long-life asset base and the investments already made, while improving execution consistency, enhancing capital discipline and converting those investments into stronger cash flow and per-share value. Shareholders should expect us to set clear expectations, report transparently on our progress and remain disciplined in how we allocate capital.
“Beyond the near-term ramp-ups, we have substantial opportunity within the portfolio. Our focus is on maximizing the value of the assets we already own, maintaining balance-sheet strength and financial flexibility, and investing where expected returns justify the capital. As the new operations ramp up and generate increasing cash flow, we expect to have greater flexibility to balance debt reduction, reinvestment and shareholder returns. With Skouries and McIlvenna Bay advancing through commissioning and ramp-up, our priority is to execute the remaining work and translate the cash flow potential of these investments into stronger, sustainable cash generation and per-share value.”

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Skouries Highlights
The Skouries mine, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold mine. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production over the life of the mine of 140,000 ounces of gold and 67 million pounds of copper, or approximately 240,000 gold equivalent ounces(3).
First production of the copper-gold concentrate was achieved on September 8, 2026, and commercial production is expected late in Q4 2026. Expected 2026 gold production was revised to between 10,000 and 35,000 ounces and copper production projected to be between 5 and 15 million pounds.
Skouries site layout
Concentrate Off-Take Agreements
The Company has secured concentrate agreements with multiple offtakers for all anticipated Skouries production volumes for the next two years, with additional counterparty agreements in process covering production through to 2029. Market conditions for copper-gold concentrate remain highly competitive.
Capital Estimate and Schedule
With commercial production expected in late Q4, total project capital for Skouries is estimated at approximately $1.425 billion, an increase that consists of $65 million of projects costs and $45 million of previously guided growth capital that had been expected following commercial production but is now expected to be incurred prior to commercial production and is therefore reported as project capital. The increase primarily reflects higher contractor requirements to complete construction and commissioning activities, the extended use of temporary generator sets prior to connection to permanent grid power, additional owner’s costs and other project execution-related costs associated with the longer commissioning period.
Accelerated operational capital is expected to total $390 million, an increase that consists of $95 million of additional operational costs and $35 million of previously guided sustaining capital that had been expected following commercial production. It is now expected to be incurred and capitalized during the pre-commercial production period and is therefore reported as accelerated operating capital. This increase is separate from the increase in project capital.
Up to an additional $30 million may be incurred, depending on the exact timing of commercial production. The classification of these expenditures will depend on when commercial production is achieved, with amounts potentially reflected in project capital, AOC, sustaining capital or growth capital.
(3) Gold equivalent ounces: Calculated by converting copper pounds produced into gold equivalent using budgeted commodity prices for the relevant period: 2026-2028: $4,000/oz gold and $5.00/lb copper; 2029 and beyond: $3,000/oz gold and $4.50/lb copper.

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Based on the Company’s current schedule and cost assumptions, the project remains fully funded through available cash, operating cash flow and existing debt facilities.
The Term Facility totalling €740.4 million ($840.7 million) is fully drawn (including the Contingent Overrun Facility of €60.0 million which was drawn in Q2 2026).(4)
Project capital totalled $108.6 million in Q3 2026 and $398.9 million during the nine months ended September 30, 2026. Accelerated operational capital cost totalled $84.3 million in Q3 2026, and $192.5 million during the nine months ended September 30, 2026. At September 30, 2026, cumulative project capital invested towards Phase 2 of construction totalled $1.379 billion, and the cumulative accelerated operational capital totalled $285.6 million.
Operating Activities
View of coarse ore stockpile dome (right), thickeners (left), filtered tailings building (background)

Primary Crusher Building
The primary crusher crushed first ore in July and is now operating as part of the integrated processing circuit. The stockpile dome, ancillary feeders and associated chute work are complete and supporting ongoing operations.
Process Plant
The process plant is substantially complete, and operating as part of the ongoing ramp-up of the operation. Commissioning activities have advanced across the processing circuit, with ore being processed through to concentrate production. Optimization and performance testing of various systems continue as part of the ramp-up to commercial production.
Thickeners
Two of the three tailings thickeners have been commissioned and are supporting current operations. Construction of the third tailings thickener, which is not required to achieve commercial production, is progressing, with completion expected in Q4 2026.

(4) See the section "Financial Condition and Liquidity - Financing Activities" in the Company's September 30, 2026 MD&A.

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Filtered Tailings Facility
Commissioning of the filtered tailings facility continues to progress with two of the six filter presses operational. With these filter presses online, the plant is operating continuously and progressively increasing throughput as commissioning advances and the remaining filter presses are brought online. Commissioning of the remaining four filter presses is expected to be completed in November 2026.
Associated tailings handling infrastructure continues to be commissioned to support long-term operations.
Filtered Tailings Facility
Powerline and Substations
The site was successfully energized on September 28, 2026, marking the completion of its connection to permanent grid power. The connection supports the ongoing commissioning and ramp-up of key systems across the site and provides the reliable, long-term power infrastructure required for the operations. All the temporary generators have been demobilized and removed from site.
Process plant substation

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Integrated Extractive Waste Management Facility
The initial filtered tailings placement areas are well advanced. The platform for the tailings stacker is complete and ready for assembly, while the access ramp and platform for the mobile (grasshopper) conveyors have been excavated and prepared for placement of the conveyor units. Construction of the rock buttress supporting the downstream embankment of the first filtered tailings placement area in the Karatza Lakkos ("KL") valley is progressing and will be completed ahead of tailings placement.
Foundation preparation for the first phase of the KL filtered tailings embankment is substantially complete, and placement of engineered fill is underway across the full footprint.
Construction of the low-grade ore stockpile continued advancing. The lower section has been completed and construction is now focusing on the upper section.
Open Pit Mining
The open pit mine is feeding the crusher from both the stockpile and directly from the open pit. At the end of Q3 2026, the stockpiles contained approximately 4.8 million tonnes of open pit and underground ore, representing an estimated 176,000 ounces of gold and 61 million pounds of copper.
Underground Development
The underground mine delivered 179 kt of ore to stockpiles during Q3 2026. Underground development continued according to plan, with a total of 2,101 metres of development during the quarter. The east ramp breakthrough to the underground works was achieved during the quarter and both ramps are now providing access in and out of the underground.
Workforce
As at September 30, 2026, there were approximately 2,297 personnel working on site, including 622 Skouries employees.

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McIlvenna Bay Highlights
The McIlvenna Bay mine, located in Saskatchewan, Canada, is a copper-zinc-gold-silver mine that Eldorado acquired through its acquisition of Foran, which closed on April 14, 2026. In March 2025, Foran published a McIlvenna Bay Project Feasibility Study, with an 18-year mine life and expected average annual production over the life of the mine of 41 million pounds of copper, 20,000 ounces of gold, 444,000 ounces of silver and 54 million pounds of zinc.
First production of copper concentrate from McIlvenna Bay was achieved in June 2026 with production of first zinc concentrate achieved in July. The focus is now on optimizing operations and increasing throughput to full design capacity. The crushing, grinding and flotation circuits have been commissioned and are demonstrating increasing throughput as ramp-up progresses. Remaining ramp-up activities are focused primarily on solid-liquid separation in the pyrite and tailings thickeners, reagent control, and improving filtration rates and filter availability. Work in these areas continues to advance, with commercial production expected in late Q4 2026.
The mine is expected to have a long life and is supported by a robust resource base, with highly prospective exploration upside across the broader district, including the nearby Tesla Zone. The inaugural Inferred Mineral Resource for Tesla is expected to be included in our annual Mineral Reserve and Mineral Resource update in the fourth quarter of 2026. Based on the prospectivity of the resource, we have initiated studies to evaluate material handling options for the mine, in addition to the mill expansion study that is underway, with resource conversion drilling planned for the Tesla resource. Once studies and conversion drilling have been advanced, we would expect to update the McIlvenna Bay Technical Report.
Located in one of the world’s most attractive mining jurisdictions, the mine benefits from established infrastructure and is designated by the Government of Canada as a project of national significance to support critical mineral development.

	3 months ended Sept 30,	9 months ended Sept 30,
Operating Data	2026	2026
Tonnes milled	58,832	64,237
Head grade (% copper)	1.06%	1.06%
Head grade (% zinc)	0.83%	0.76%
Head grade (g/t gold)	0.34	0.33
Head grade (g/t silver)	14.57	14.02
Copper produced (lb)	1,023,794	1,089,192
Copper sold (lb)	1,022,964	1,022,964
Zinc produced (t)	35	35
Zinc sold (t)	16	16
Gold produced (oz)	387	411
Gold sold (oz)	380	380
Silver produced (oz)	17,857	18,603
Silver sold (oz)	18,715	18,715

2026 Production and Cost Guidance; Project Capital Estimate
Production at McIlvenna Bay in 2026 is expected to be 5 to 10 million pounds of copper, 3,000 to 6,000 tonnes of zinc, 5,000 to 10,000 ounces of gold and 100,000 to 200,000 ounces of silver. Operating costs are expected to trend toward the previously disclosed range of between $90 and $110 per tonne as throughput increases and the operation progresses toward stable production levels.
The total project capital cost estimate from June 1, 2024 to commercial production is expected to be $975 million, an increase of approximately $23 million following a slower than expected ramp-up toward commercial production. For 2026, growth capital post commercial production is expected to be approximately $15 million and sustaining capital post commercial production is expected to be $10 million.

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Project capital totalled $87.5 million during Q3 2026 (and $165.7 million reported from the date of acquisition of April 14, 2026). During the fourth quarter the remaining spend relates to the final commissioning and ramp-up activities required to support commercial production.
McIlvenna Bay Mine Site Overview
Operating Activities
McIlvenna Bay Aerial

Primary Crusher Building
More than 400 kt of ore is available on surface for processing. The primary crusher is operating at design capacity, material transfer to the fine ore bin is as expected, and metal separation practices for underground material continue on surface.
Process Plant
The SAG and ball mill circuits continue to demonstrate increasing throughput as commissioning advances. As expected for a new processing plant, we continue to work through equipment, instrumentation and other availability-related challenges associated with ramp-up. Throughput is expected to continue increasing through the fourth quarter as the operation progresses toward commercial production.

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SAG and Ball Mills
Flotation
All flotation circuits are fully commissioned and have successfully produced copper, zinc and pyrite concentrates. The regrind circuit is operational and supporting further improvements in concentrate quality as ramp-up progresses.
Thickening & Filtration
The thickening and filtration circuits are key to the ramp-up of production. The key operational focus is on reagent addition and thickener control which has impacted the solid-liquid separation quality and downstream process water clarity. The teams are working to optimize the thickener and filtration processes for long-term stability.
Underground Development
Underground development continues to advance well. In addition to the 409 kt of ore stockpiled on surface, the mine has approximately 63 kt of blasted inventory, more than 400 kt drilled off, and approximately 2.0 Mt of fully developed reserves within Block 1 and Block 2.
Study Commenced on Processing Expansion, Including Throughput Increase and Silver-Lead Circuit
The expansion study is underway to evaluate an increase in processing throughput and the incorporation of a silver‑lead circuit. The expansion will evaluate a potential increase of processing capacity at McIlvenna Bay from 4,900 tonnes per day to approximately 7,000 tonnes per day. The addition of a dedicated silver‑lead circuit into the flowsheet is expected to enable recovery of lead into a separate concentrate and improve payable silver recoveries relative to the current design.
This initial study will assess the technical, economic, environmental and permitting considerations associated with the expansion. Any future development would be subject to completion of the project evaluation, receipt of required permits, Indigenous and Stakeholder engagement, and a positive final investment decision. The Company is targeting commissioning of the silver‑lead circuit in 2028 and the expansion in 2030.
Positioned as the Foundation for Long-Term District Growth
The McIlvenna Bay mine is core to our view of the district-scale geological potential to deliver future satellite development opportunities. Ongoing exploration will target additional resources, which could support further expansion or a separate processing facility over time. The 2026 exploration program includes approximately 14,000 metres of diamond drilling focused on resource expansion, high-grade extensions, and advancing regional targets.
In parallel, core scanning programs will enhance geological modelling and orebody characterization. Airborne and ground geophysical surveys are expected to help refine known deposit footprints and identify new targets across the broader land package.

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Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
	2026	2025	2026	2025
Revenue	$511.9	$434.7	$1,531.7	$1,241.7
Gold produced (oz)	106,351	115,190	311,325	364,852
Gold sold (oz)	107,164	116,529	310,474	364,281
Average realized gold price ($/oz sold) (2)	$4,326	$3,527	$4,527	$3,245
Production costs	199.8	164.1	572.8	474.6
Total cash costs ($/oz sold) (2,3)	1,415	1,195	1,438	1,134
All-in sustaining costs ($/oz sold) (2,3)	2,050	1,679	1,974	1,583
Net earnings for the period (1)	118.0	56.0	427.2	266.4
Net earnings per share – basic ($/share) (1)	0.45	0.28	1.80	1.31
Net earnings per share – diluted ($/share) (1)	0.45	0.27	1.78	1.29
Net earnings for the period continuing operations (1,4)	118.0	56.5	427.2	267.5
Net earnings per share continuing operations – basic ($/share) (1,4)	0.45	0.28	1.80	1.31
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.45	0.28	1.78	1.30
Adjusted net earnings (1,2,4)	127.0	82.3	451.9	228.8
Adjusted net earnings per share - basic ($/share) (1,2,4)	0.49	0.41	1.91	1.12
Net cash generated from operating activities (4)	134.8	170.2	425.7	458.8
Cash flow from operating activities before changes in working capital (2,4)	248.8	183.5	539.0	522.0
Free cash flow (2,4)	(191.1)	(87.4)	(654.3)	(178.4)
Free cash flow excluding Skouries and McIlvenna Bay (2,4,5)	98.3	76.9	202.1	206.3
Cash and cash equivalents (4)	396.8	1,043.9	396.8	1,043.9
Restricted cash - current (6)	71.9	—	71.9	—
Total assets	10,616.9	6,485.4	10,616.9	6,485.4
Debt	1,985.4	1,258.5	1,985.4	1,258.5
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Includes costs allocated to by-products.
(4)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(5)Amounts presented add back cash-basis capital expenditure on the Skouries mine in the respective periods and the McIlvenna Bay mine only in 2026.
(6)In accordance with the requirements of the Skouries Term Facility the Company deposited an amount of €63.3 million ($71.9 million) which is equal to at least 50% of the aggregate repayment installments, fees, interest, financing costs and charges of the Term Facility for the next 12 months, into a Debt Service Reserve Account.

In Q3 2026, we produced 106,351 ounces of gold, a decrease from Q3 2025 production of 115,190 ounces. The decrease was driven by decreases at Kisladag, due to the planned lower ore grade stacked, and at Efemcukuru, due to lower ore grade, partially offset by higher production at Lamaque as a result of higher throughput, grade and recoveries, which includes the positive impact of Ormaque ore grades and improving productivity.
Gold sales in Q3 2026 were 107,164 ounces, a decrease from 116,529 ounces sold in Q3 2025. The lower sales volume reflects lower production at Kisladag and Efemcukuru, partially offset by higher production at Lamaque.
The average realized gold price was $4,326 per ounce sold in Q3 2026, an increase from $3,527 per ounce sold in Q3 2025.
Total revenue increased to $511.9 million in Q3 2026 from $434.7 million in Q3 2025 and to $1,531.7 million in the nine months ended September 30, 2026, from $1,241.7 million in the nine months ended September 30, 2025. The increases in both periods were due to the higher average realized gold price, partially offset by lower volumes sold.

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Production costs increased to $199.8 million in Q3 2026 from $164.1 million in Q3 2025 and to $572.8 million in the nine months ended September 30, 2026 from $474.6 million in the nine months ended September 30, 2025. Increases in both periods were driven by higher royalties and the inclusion of pre-commercial production costs at McIlvenna Bay, together which accounted for approximately 32% and 45% of the increase to production costs for Q3 2026 and the nine months ended September 30, 2026, respectively. The remainder relates primarily to increases at Lamaque, due to increased volumes produced, higher maintenance costs and deepening the production centre of the Triangle Mine, and at Olympias due to higher labour, contractor and materials costs as well as higher volumes sold.
Production costs include royalty expense, which increased to $31.8 million in Q3 2026 from $28.8 million in Q3 2025 and increased to $115.7 million in the nine months ended September 30, 2026 from $79.6 million in the nine months ended September 30, 2025. Increases in both periods were due to higher average realized gold prices and higher royalty rates, partially offset by lower volumes sold.
Total cash costs(5) averaged $1,415 per ounce sold in Q3 2026, an increase from $1,195 in Q3 2025, and $1,438 in the nine months ended September 30, 2026 from $1,134 in the nine months ended September 30, 2025. The increases in both the three and nine-month periods were primarily due to higher production costs and lower volumes sold, partially offset by higher costs allocated to by-products.
AISC per ounce sold(5) averaged $2,050 in Q3 2026, an increase from $1,679 in Q3 2025, and $1,974 in the nine months ended September 30, 2026 from $1,583 in the nine months ended September 30, 2025. The increases in both periods were driven by higher total cash costs, higher sustaining capital expenditures and lower volumes sold.
The Company reported net earnings attributable to shareholders from continuing operations of $118.0 million ($0.45 earnings per share) in Q3 2026 compared to net earnings of $56.5 million ($0.28 earnings per share) in Q3 2025 and net earnings of $427.2 million ($1.80 earnings per share) in the nine months ended September 30, 2026 compared to net earnings of $267.5 million ($1.31 earnings per share) in the nine months ended September 30, 2025. The increase in net earnings in both periods were driven by higher average realized gold prices, foreign exchange gains and lower depreciation, partially offset by lower volumes sold, higher production costs and higher income tax expense.
Adjusted net earnings(5) was $127.0 million ($0.49 adjusted earnings per share) in Q3 2026 compared to adjusted net earnings of $82.3 million ($0.41 adjusted earnings per share) in Q3 2025. Adjustments of non-recurring items in Q3 2026 include a $7.4 million loss on foreign exchange translation of deferred tax balances and a $4.0 million unrealized gain on derivative instruments.
Adjusted net earnings(5) was $451.9 million ($1.91 adjusted earnings per share) in the nine months ended September 30, 2026 compared to adjusted net earnings of $228.8 million ($1.12 adjusted earnings per share) in the nine months ended September 30, 2025. Adjustments of non-recurring items in the nine months ended September 30, 2026 include a reversal of $100.6 million of unrealized losses on derivative instruments, a $97.6 million realized loss on gold and copper commodity swaps relating to the Term Facility, a $41.5 million loss on foreign exchange due to the translation of deferred tax balances, a $47.4 million gain on deferred tax due to changes in the Turkish corporate income tax rate, and a $21.3 million expense relating to acquisition and integration costs.
(5) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2026 MD&A.

13

Quarterly Operations Update

	3 months ended September 30,		9 months ended September 30,
	2026	2025	2026	2025
Consolidated
Gold produced (oz) (3)	106,351	115,190	311,325	364,852
Gold sold (oz) (4)	107,164	116,529	310,474	364,281
Production costs (5)	$199.8	$164.1	$572.8	$474.6
Total cash costs ($/oz sold) (1,2)	$1,415	$1,195	$1,438	$1,134
All-in sustaining costs ($/oz sold) (1,2)	$2,050	$1,679	$1,974	$1,583
Sustaining capital expenditures (2)	$52.1	$38.3	$120.0	$115.2
Kisladag
Gold produced (oz)	22,713	37,184	70,160	127,561
Gold sold (oz)	21,274	37,300	68,974	126,928
Production costs	$51.1	$50.1	$149.4	$150.3
Total cash costs ($/oz sold) (1,2)	$2,328	$1,309	$2,072	$1,152
All-in sustaining costs ($/oz sold) (1,2)	$2,832	$1,545	$2,396	$1,324
Sustaining capital expenditures (2)	$9.2	$7.3	$18.3	$16.0
Lamaque
Gold produced (oz)	52,748	46,823	147,394	137,901
Gold sold (oz)	55,475	46,013	150,142	137,665
Production costs	$50.5	$36.0	$136.5	$107.9
Total cash costs ($/oz sold) (1,2)	$897	$767	$889	$772
All-in sustaining costs ($/oz sold) (1,2)	$1,436	$1,199	$1,335	$1,270
Sustaining capital expenditures (2)	$29.4	$19.2	$65.7	$67.3
Efemcukuru
Gold produced (oz)	17,073	17,586	50,486	57,986
Gold sold (oz)	15,908	20,031	49,426	58,600
Production costs	$33.8	$32.3	$110.1	$85.5
Total cash costs ($/oz sold) (1,2)	$1,928	$1,522	$2,013	$1,405
All-in sustaining costs ($/oz sold) (1,2)	$2,313	$1,791	$2,356	$1,674
Sustaining capital expenditures (2)	$5.8	$4.9	$16.1	$14.3
Olympias
Gold produced (oz)	13,430	13,597	42,874	41,404
Gold sold (oz)	14,127	13,185	41,552	41,088
Production costs	$56.0	$45.8	$168.4	$130.9
Total cash costs ($/oz sold) (1,2)	$1,493	$1,869	$1,688	$1,910
All-in sustaining costs ($/oz sold) (1,2)	$2,067	$2,421	$2,199	$2,367
Sustaining capital expenditures (2)	$7.6	$6.9	$19.9	$17.6
(1)Includes costs allocated to by-products.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Includes 387 and 411 pre-commercial gold ounces produced at McIlvenna Bay for the three and nine months ended September 30, 2026 respectively.
(4)Includes 380 pre-commercial gold ounces sold at McIlvenna Bay for the three and nine months ended September 30, 2026.
(5)Includes $8.4 million of pre-commercial production costs for McIlvenna Bay for the three and nine months ended September 30, 2026.

14

Kisladag
Kisladag produced 22,713 ounces of gold in Q3 2026 compared to 37,184 ounces in Q3 2025, with the decrease due to lower planned grades associated with the current cutback and slower-than-planned mining progress, which delayed access to higher-grade material during the third quarter. Ore grade decreased to 0.55 grams per tonne in Q3 2026 from 0.70 grams per tonne in Q3 2025, partially offset by higher stacked tonnage, resulting in lower recoverable ounces during the quarter.
Revenue decreased to $93.1 million in Q3 2026 from $130.5 million in Q3 2025, reflecting a decrease in gold ounces sold that was partially offset by the higher average realized gold price.
Production costs increased to $51.1 million in Q3 2026 from $50.1 million in Q3 2025, driven by higher labour and contractor costs, higher maintenance and higher reagent costs for water management, offset by lower gold sales and lower royalty costs. Lower gold production and higher production costs were primarily responsible for the increase in total cash costs per ounce sold to $2,328 in Q3 2026 from $1,309 in Q3 2025.
AISC per ounce sold increased to $2,832 in Q3 2026 from $1,545 in Q3 2025, primarily due to higher cash costs per ounce sold and higher sustaining costs.
Sustaining capital expenditures were $9.2 million in Q3 2026 and $18.3 million in the nine months ended September 30, 2026, which primarily included a new 300 tonne haul truck purchase, planned equipment rebuilds (including primary crusher refurbishment), interlifts for the leach pad and geotechnical drilling. Growth capital investment of $38.9 million and $122.7 million in the three and nine months ended September 30, 2026 was primarily due to waste stripping and associated equipment costs, continued construction of the North Heap Leach Pad ("NHLP") Phase 3, construction of the whole-ore agglomeration circuit and upgrades to the secondary crusher. Growth capital in the nine months ended September 30, 2026, also included one-time land purchases totalling $23.9 million required for the construction of the NHLP and North Rock Dump.
Kisladag incurred higher reagent costs as a result of increased water management activities, predominantly in the second quarter following a period of higher‑than‑average precipitation in the first half of 2026, that resulted in elevated water levels within site ponds. The Company continues to actively manage water balances across the operation, with a focus on continuing to maximize on‑site water capture and reuse in support of its sustainability objectives, and has constructed additional water storage capacity to enhance operational flexibility.
The Company continues to evaluate a pit shell based on gold price sensitivity analysis, which is expected to support further expansion into the western area of the pit and support resource expansion. New geological and metallurgical information will be incorporated into the life-of-mine optimization that will form part of the Mineral Reserve and Mineral Resource update expected in Q4 2026. As part of this optimization work, the Company expects to evaluate an investment decision on additional screening before year-end.
Progress on construction of the whole ore agglomeration circuit, which is configured to increase permeability and reduce leach time, is on track with earthworks well underway and all long-lead items procured. Commissioning and ramp-up are expected in H1 2027.
Overall, this mine optimization plan is expected to support improved sequencing of ore and waste movement, and with implementation of whole ore agglomeration, is expected to contribute to more consistent year‑over‑year operating performance and higher production over the longer term.
Lamaque
Lamaque produced 52,748 ounces of gold in Q3 2026, an increase of 13% from 46,823 ounces in Q3 2025. The increase was due to higher throughput, head grade and recoveries, benefiting from strong mill performance and ore from Ormaque following receipt of the operating authorization in March.
Revenue increased to $239.7 million in Q3 2026 from $160.7 million in Q3 2025, driven by the combination of higher gold ounces sold and higher average realized price.
Production costs increased to $50.5 million in Q3 2026 from $36.0 million in Q3 2025, reflecting higher costs and higher volume sold. As the centre of production at the Triangle Mine deepens, additional costs are incurred for haulage, equipment (including maintenance) and personnel requirements. Total cash costs per ounce sold increased to $897 in Q3 2026 from $767 in Q3 2025 due to higher production costs, including mining costs for Ormaque, and higher royalties, partially offset by higher number of ounces sold.
AISC per ounce sold was $1,436 in Q3 2026 compared to $1,199 in Q3 2025, primarily due to higher sustaining

15

capital driven by the inclusion of the non-ramp capitalized development at Ormaque commencing from July 2026, but also impacted by higher total cash costs partially offset by higher ounces sold.
Sustaining capital expenditures of $29.4 million in Q3 2026 and $65.7 million in the nine months ended September 30, 2026 primarily included underground development (including Ormaque non-ramp underground development from July onwards), equipment rebuilds, delineation drilling and purchases. Growth capital investment of $41.5 million in Q3 2026 and $107.5 million in the nine months ended September 30, 2026 was primarily related to Ormaque development (up to the end of June, following which Ormaque non-ramp development is being reported as sustaining capital), construction of the paste plant, construction of the north basin water management structure, and continued ramp development at both the Triangle Mine and Ormaque.
Efemcukuru
Efemcukuru produced 17,073 ounces of gold in Q3 2026 compared to 17,586 ounces in Q3 2025. The decrease was primarily due to planned lower ore grade, which decreased to 4.44 grams per tonne in Q3 2026 from 4.71 grams per tonne in Q3 2025, partially offset by higher mill throughput and recovery.
Revenue decreased to $72.8 million in Q3 2026 from $77.8 million in Q3 2025. The decrease was driven by lower gold ounces sold impacted by a concentrate shipment delayed to October, partially offset by higher average realized gold prices.
Production costs increased to $33.8 million in Q3 2026 from $32.3 million in Q3 2025, primarily due to higher royalty expense as a result of higher gold prices, as well as increased labour and maintenance costs. On a per ounce sold basis, higher royalties and direct operating costs combined with lower gold sold resulted in an increase to total cash costs per ounce sold to $1,928 in Q3 2026 from $1,522 in Q3 2025.
AISC per ounce sold increased to $2,313 in Q3 2026 from $1,791 in Q3 2025, primarily due to lower gold ounces sold, slightly higher total cash costs and slightly higher sustaining capital expenditures.
Sustaining capital expenditures of $5.8 million in Q3 2026 and $16.1 million in the nine months ended September 30, 2026 were primarily underground development and equipment rebuilds. Growth capital investment of $9.4 million in Q3 2026 and $17.6 million in the nine months ended September 30, 2026 related to development costs at Bati, portal development at Kokarpinar, construction of a water pond and mine rock storage facility, and equipment purchases.
Olympias
Olympias produced 13,430 ounces of gold in Q3 2026 compared to 13,597 ounces in Q3 2025, driven by lower gold grades, partially offset by higher mill throughput combined with a stable ore blend and flotation performance which resulted in increased metal recoveries. Grades were lower than planned as a result of material with elevated lead and zinc content that had been expected to be processed during the third quarter and was stockpiled and is expected to be blended through a controlled blending program during the fourth quarter to maintain process stability and optimize recoveries.
Revenue increased to $96.7 million in Q3 2026 from $65.8 million in Q3 2025, due to the higher average realized gold price, higher by-product sales on higher production, and higher gold ounces sold.
Production costs increased to $56.0 million in Q3 2026 from $45.8 million in Q3 2025 driven by higher labour costs and royalties as a result of higher gold prices combined with higher metal volumes sold. On a per ounce sold basis, higher by-product credits and modestly higher ounces sold, partially offset by higher direct operating costs and higher royalties, decreased total cash costs per ounce sold to $1,493 in Q3 2026 from $1,869 in Q3 2025.
AISC per ounce sold decreased to $2,067 in Q3 2026 from $2,421 in Q3 2025 primarily due to lower total cash costs and slightly higher gold ounces sold.
Sustaining capital expenditures of $7.6 million in Q3 2026 and $19.9 million in the nine months ended September 30, 2026 primarily included underground development, underground resource classification drilling, upgraded underground electrical and ventilation control, filter press refurbishment, and mobile mining equipment rebuilds and purchases. Growth capital investment of $15.3 million in Q3 2026 and $37.7 million in the nine months ended September 30, 2026 was primarily related to the mill expansion project and to a lesser extent, underground development and equipment purchases.
At Olympias, production has stabilized over the past four quarters, with flotation recoveries returning to modelled levels. Completion of the 650 ktpa expansion, including the new greenfield infrastructure (commissioning of the

16

tower mill, gold thickener, zinc filter and flotation circuit extension), is ongoing. The final circuit tie-ins will require a full plant shutdown which is expected in Q1 2027, with ramp‑up to nameplate capacity anticipated in H1 2027.
For further information on the Company's operating results for the third quarter of 2026, please see the Company’s MD&A filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Third Quarter 2026 Results will be held by senior management on Thursday, October 29, 2026 at 9:00 AM ET (6:00 AM PT). The call will be webcast and can be accessed at Eldorado’s website: www.eldoradogold.com or via this link:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=XFFI5roL
Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10211449/104b751968a
Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until December 10, 2026)
Date:	October 29, 2026	Vancouver:	+1 412 317 0088
Time:	9:00 AM ET (6:00 AM PT)	Toll Free:	+1 855 669 9658
Dial in:	+1 647 846 2782	Access code:	4538447
Toll free:	+1 833 752 3325

About Eldorado
Eldorado is a gold, copper and base metals producer with mining, development and exploration operations in Canada, Greece and Turkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).
Contact
Investor Relations
Lynette Gould, VP, Investor Relations, Communications & External Affairs
647 271 2827 or 1 888 353 8166
lynette.gould@eldoradogold.com

Media
Chad Pederson, Director, Communications and Public Affairs
236 885 6251 or 1 888 353 8166
chad.pederson@eldoradogold.com

17

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this news release, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, free cash flow, free cash flow excluding Skouries and McIlvenna Bay, and cash flow from operating activities before changes in working capital.
Please see the September 30, 2026 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the performance of our gold mining operations and its ability to generate positive cash flow. These non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
We believe that our use of total cash costs per ounce sold and all-in sustaining costs per ounce sold will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, assessing our operating performance, and our ability to generate free cash flow from gold operations. Due to the capital-intensive nature of the industry and the long useful lives over which these assets are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is generated by a mine, and therefore we believe these measures are useful non-IFRS operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the September 30, 2026 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Earnings before income tax (1)	$209.4	$110.1	$683.3	$324.6
Depreciation and amortization (2)	59.2	63.3	168.3	190.4
Interest income	(2.5)	(8.6)	(15.6)	(25.8)
Finance costs	13.5	8.2	37.7	21.1
EBITDA	$279.6	$173.1	$873.7	$510.3
Realized loss on gold and copper derivative instruments	—	—	97.6	—
Unrealized (gain) loss on derivative instruments	(4.0)	22.2	(100.6)	66.8
Acquisition and integration costs	0.6	—	21.3	—
(Gain) loss on disposal of assets	(1.5)	0.4	(0.8)	(6.6)
Share of loss from associate	0.5	—	0.9	—
Loss on recognition of deferred consideration (3)	—	0.5	—	0.5
Adjusted EBITDA	$275.2	$196.3	$892.0	$571.1
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(2)Includes depreciation within general and administrative expenses.
(3)In Q3 2025, transaction costs of $0.5 million were recognized against the $60 million gain in Q3 2024 related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021.

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Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Net earnings attributable to shareholders of the Company (1)	$118.0	$56.5	$427.2	$267.5
Loss (gain) on foreign exchange translation of deferred tax balances	7.4	3.7	41.5	(22.6)
Decrease (increase) in fair value of redemption option derivatives	3.7	(0.7)	11.0	(8.6)
Realized loss on gold and copper derivative instruments	—	—	97.6	—
Unrealized (gain) loss on derivative instruments	(4.0)	22.2	(100.6)	66.8
Acquisition and integration costs	0.6	—	21.3	—
Gain on deferred tax due to changes in tax rates	—	—	(47.4)	—
Tax recovery on recognition of deferred tax asset	—	—	—	(73.5)
Discount on sale of marketable securities	—	—	(0.1)	5.1
Gain on sale of mining licenses	—	—	—	(6.5)
Share of loss from associate	0.5	—	0.9	—
Loss on deferred consideration, net of tax (2)	—	0.5	—	0.5
Tax effect on adjustments	0.9	—	0.7	—
Total adjusted net earnings	$127.0	$82.3	$451.9	$228.8
Weighted average shares outstanding (thousands)	260,942	202,743	236,945	204,130
Adjusted net earnings per share ($/share)	$0.49	$0.41	$1.91	$1.12
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(2)In Q3 2025, transaction costs of $0.5 million were recognized against the $60 million gain in Q3 2024 related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021.

19

Reconciliation of Total Cash Costs, Total Cash Cost per Ounce Sold, AISC, and AISC per Ounce Sold to Production Costs
Our reconciliation of total cash costs, total cash costs per ounce sold, AISC, and AISC per Ounce Sold to production costs, the most directly comparable IFRS measure, is presented below.
For the three months ended September 30, 2026:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate(3)	Total excluding McIlvenna Bay	McIlvenna Bay	Total
Direct operating costs	$49.6	$43.6	$21.4	$44.1	$—	$158.7	$9.8	$168.5
Transportation and selling costs	0.1	0.2	3.1	2.4	—	$5.9	1.3	$7.1
Inventory change (1)	(7.7)	2.5	(1.2)	1.5	—	($4.9)	(2.7)	($7.6)
Royalty expense	9.2	4.2	10.4	7.9	—	$31.8	—	$31.8
Production costs	$51.1	$50.5	$33.8	$56.0	$—	$191.4	$8.4	$199.8
Costs allocated to by-products	(1.6)	(0.7)	(3.1)	(36.2)	—	($41.7)
Treatment and refining costs (2)	—	—	—	1.3	—	$1.3
Total cash costs	$49.5	$49.8	$30.7	$21.1	$—	$151.1
Corporate & allocated G&A	—	—	—	—	13.0	$13.0
Exploration costs	—	0.2	—	—	—	$0.2
Reclamation costs and amortization	1.5	0.2	0.3	0.5	—	$2.5
Sustaining capital	9.2	29.4	5.8	7.6	—	$52.1
All-in sustaining costs	$60.3	$79.7	$36.8	$29.2	$13.0	$218.9
Gold oz sold	21,274	55,475	15,908	14,127	—	106,784	380	107,164
Total cash costs/oz	$2,328	$897	$1,928	$1,493	$—	$1,415
AISC/oz	$2,832	$1,436	$2,313	$2,067	$122	$2,050
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

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For the nine months ended September 30, 2026:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate(3)	Total excluding McIlvenna Bay	McIlvenna Bay	Total
Direct operating costs	$140.0	$124.0	$65.1	$126.5	$—	$455.6	$9.8	$465.4
Transportation and selling costs	0.5	0.4	9.2	8.1	—	$18.1	1.3	$19.4
Inventory change (1)	(28.1)	2.2	(1.1)	2.1	—	($24.9)	(2.7)	($27.6)
Royalty expense	37.1	9.9	37.0	31.7	—	$115.7	—	$115.7
Production costs	$149.4	$136.5	$110.1	$168.4	$—	$564.4	$8.4	$572.8
Costs allocated to by-products	(6.5)	(3.0)	(10.6)	(101.5)	—	($121.7)
Treatment and refining costs (2)	—	—	—	3.3	—	$3.3
Total cash costs	$142.9	$133.4	$99.5	$70.1	$—	$446.0
Corporate & allocated G&A	—	—	—	—	38.5	$38.5
Exploration costs	—	0.7	—	—	—	$0.7
Reclamation costs and amortization	4.0	0.6	0.8	1.4	—	$6.9
Sustaining capital	18.3	65.7	16.1	19.9	—	$120.0
All-in sustaining costs	$165.3	$200.5	$116.5	$91.4	$38.5	$612.1
Gold oz sold	68,974	150,142	49,426	41,552	—	310,094	380	310,474
Total cash costs/oz	$2,072	$889	$2,013	$1,688	$—	$1,438
AISC/oz	$2,396	$1,335	$2,356	$2,199	$124	$1,974
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended September 30, 2025:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$43.5	$34.3	$19.5	$38.5	$—	$135.8
Transportation and selling costs	0.2	0.1	2.4	2.4	—	$5.1
Inventory change (1)	(5.8)	(0.3)	2.1	(1.5)	—	($5.5)
Royalty expense	12.3	1.8	8.2	6.4	—	$28.8
Production costs	$50.1	$36.0	$32.3	$45.8	$—	$164.1
Costs allocated to by-products	(1.3)	(0.7)	(2.4)	(22.7)	—	($27.0)
Treatment and refining costs (2)	—	—	0.6	1.6	—	$2.1
Total cash costs	$48.8	$35.3	$30.5	$24.6	$—	$139.3
Corporate & allocated G&A	(0.3)	—	0.3	—	15.1	$15.2
Exploration costs	—	0.6	—	—	—	$0.6
Reclamation costs and amortization	1.8	0.1	0.2	0.4	—	$2.4
Sustaining capital	7.3	19.2	4.9	6.9	—	$38.3
All-in sustaining costs	$57.6	$55.2	$35.9	$31.9	$15.1	$195.7
Gold oz sold	37,300	46,013	20,031	13,185	—	116,529
Total cash costs/oz	$1,309	$767	$1,522	$1,869	$—	$1,195
AISC/oz	$1,545	$1,199	$1,791	$2,421	$129	$1,679
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

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For the nine months ended September 30, 2025:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$126.4	$101.2	$56.9	$111.5	$—	$395.9
Transportation and selling costs	0.6	0.3	7.7	6.6	—	$15.2
Inventory change (1)	(12.8)	1.2	0.4	(5.0)	—	($16.2)
Royalty expense	36.2	5.1	20.4	17.9	—	$79.6
Production costs	$150.3	$107.9	$85.5	$130.9	$—	$474.6
Costs allocated to by-products	(4.2)	(1.6)	(5.7)	(56.9)	—	($68.4)
Treatment and refining costs (2)	—	—	2.5	4.5	—	$7.0
Total cash costs	$146.2	$106.2	$82.4	$78.5	$—	$413.2
Corporate & allocated G&A	0.4	—	1.0	—	38.6	$40.1
Exploration costs	—	1.0	—	—	—	$1.0
Reclamation costs and amortization	5.4	0.2	0.5	1.1	—	$7.3
Sustaining capital	16.0	67.3	14.3	17.6	—	$115.2
All-in sustaining costs	$168.0	$174.8	$98.1	$97.2	$38.6	$576.8
Gold oz sold	126,928	137,665	58,600	41,088	—	364,281
Total cash costs/oz	$1,152	$772	$1,405	$1,910	$—	$1,134
AISC/oz	$1,324	$1,270	$1,674	$2,367	$106	$1,583
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
General and administrative expenses (from consolidated statement of operations)	$11.2	$9.5	$34.5	$28.2
Add:
Share-based payments expense	3.8	6.8	10.2	15.3
Less:
Integration costs	—	—	(1.1)	—
Depreciation in general and administrative expenses	(0.4)	(0.5)	(1.4)	(1.4)
Business development	(0.7)	(0.2)	(1.8)	(0.8)
Development projects	(0.7)	(0.4)	(1.9)	(1.3)
Corporate and allocated general and administrative expenses per AISC	$13.0	$15.2	$38.5	$40.1

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Exploration and evaluation expense (from consolidated statement of operations) (1)	$17.1	$11.0	$41.4	$25.2
Add:
Capitalized exploration cost related to operating gold mines	0.2	0.6	0.7	1.0
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(17.1)	(11.0)	(41.4)	(25.2)
Exploration and evaluation costs per AISC	$0.2	$0.6	$0.7	$1.0
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

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Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Asset retirement obligation accretion (from notes to the consolidated financial statements) (1)	$1.6	$1.5	$4.6	$4.4
Add:
Depreciation related to asset retirement obligation assets	1.2	1.1	3.1	3.5
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.4)	(0.2)	(0.9)	(0.7)
Reclamation costs and amortization per AISC	$2.5	$2.4	$6.9	$7.3
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

Sustaining and Growth Capital
Our reconciliation of growth capital investment and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Additions to property, plant and equipment (from segment note in the consolidated financial statements) (1)	$452.3	$255.6	$1,211.6	$669.8
Growth and development project capital investment - gold mines	(107.6)	(58.0)	(293.1)	(143.7)
Growth and development project capital investment - other	(288.4)	(159.5)	(787.5)	(408.0)
Sustaining capital exploration	(0.2)	(0.6)	(0.7)	(1.0)
Sustaining capitalized depreciation	(2.9)	—	(9.1)	—
Sustaining leases	(1.0)	0.8	(1.2)	(1.8)
Sustaining capital expenditure at operating gold mines	$52.1	$38.3	$120.0	$115.2
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended September 30, 2026:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$93.1	$—	($1.6)	$91.5	21,274	$4,301
Lamaque	239.7	—	(0.7)	239.0	55,475	4,308
Efemcukuru	72.8	—	(3.1)	69.6	15,908	4,376
Olympias	96.7	1.3	(36.2)	61.8	14,127	4,376
McIlvenna Bay	9.6	—	(8.0)	1.6	380	4,314
Total consolidated	$511.9	$1.3	($49.7)	$463.5	107,164	$4,326
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

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For the nine months ended September 30, 2026:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$327.4	$—	($6.5)	$320.9	68,974	$4,653
Lamaque	682.7	—	(3.0)	679.7	150,142	4,527
Efemcukuru	228.2	—	(10.6)	217.5	49,426	4,401
Olympias	283.8	3.3	(101.5)	185.6	41,552	4,467
McIlvenna Bay	9.6	—	(8.0)	1.6	380	4,314
Total consolidated	$1,531.7	$3.3	($129.7)	$1,405.4	310,474	$4,527
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended September 30, 2025:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$130.5	$—	($1.3)	$129.2	37,300	$3,463
Lamaque	160.7	—	(0.7)	160.0	46,013	3,478
Efemcukuru	77.8	0.6	(2.4)	76.0	20,031	3,794
Olympias	65.8	1.6	(21.5)	45.8	13,185	3,473
Total consolidated	$434.7	$2.1	($25.9)	$411.0	116,529	$3,527
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the nine months ended September 30, 2025:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$410.1	$—	($4.2)	$405.9	126,928	$3,198
Lamaque	447.5	—	(1.6)	445.9	137,665	3,239
Efemcukuru	205.9	2.5	(5.7)	202.8	58,600	3,460
Olympias	178.2	4.5	(55.2)	127.4	41,088	3,102
Total consolidated	$1,241.7	$7.0	($66.7)	$1,182.0	364,281	$3,245
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

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Free Cash Flow and Free Cash Flow Excluding Skouries and McIlvenna Bay
Our reconciliations of free cash flow and free cash flow excluding Skouries and McIlvenna Bay to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Net cash generated from operating activities (1)	$134.8	$170.2	$425.7	$458.8
Less: Cash used in investing activities	(495.7)	(212.1)	(1,087.1)	(434.1)
Less: Proceeds from sale of mining licenses	—	—	(2.0)	(2.5)
(Less) add: (Proceeds from sale) purchase of marketable securities	(0.3)	14.0	(37.4)	(141.1)
Less: Cash received from acquisition of subsidiary	—	—	(159.1)	—
Add: Cash settlement of gold and copper derivative instruments	97.6	—	97.6	—
Add: Acquisition and integration costs	0.6	—	21.3	—
Add: Purchase of investment in associate	—	—	14.7	—
Add: Increase in restricted cash	71.9	—	71.9	—
Less: Cash received from deferred consideration (2)	—	(59.5)	—	(59.5)
Free cash flow	($191.1)	($87.4)	($654.3)	($178.4)
Add: Skouries cash capital expenditures	205.9	155.9	622.6	356.2
Add: McIlvenna Bay cash capital expenditures	68.7	—	187.9	—
Add: Capitalized interest paid (3)	14.9	8.4	45.9	28.5
Free cash flow excluding Skouries and McIlvenna Bay	$98.3	$76.9	$202.1	$206.3
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.
(2)Deferred consideration received from G Mining Ventures of $60 million, net of transaction costs of $0.5 million.
(3)Includes interest from the Senior Notes, the Term Facility and the Sprott Credit Facility.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Net cash generated from operating activities (1)	$134.8	$170.2	$425.7	$458.8
Add: Changes in non-cash working capital	114.0	13.3	113.3	63.2
Cash flow from operating activities before changes in working capital	$248.8	$183.5	$539.0	$522.0
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment which was carried as a discontinued operation and disposed in Q4 2025.

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Forward-Looking Statements and Information
Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “estimate”, “expect”, "focus", “forecast”, “foresee”, “future”, “goal”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “potential”, “project”, “prospective”, “schedule”, “strive”, “target”, “underway”, "working" or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this news release include, but are not limited to, statements or information with respect to: the Company’s 2026 outlook, including revised production guidance and timing, production ranges by metal and material property, total cash costs per ounce sold, AISC per ounce sold, sustaining capital and growth capital; the payment of the fourth quarter dividend, including the record and payable dates; continued Board service following retirement from management; our priorities to safely complete the remaining commissioning work at Skouries and McIlvenna Bay, achieve commercial production, establish stable and predictable operating performance, improve execution consistency, enhance capital discipline and balance-sheet strength, convert the investments made into stronger cash flow and per-share value, and balance debt reduction, reinvestment and shareholder returns as cash flow increases; with respect to Skouries: our expectations relating to life of mine and average annual gold, copper and gold equivalent production; expected commercial production in late Q4 2026 and projected gold and copper production; anticipated production volumes covered by concentrate agreements and additional counterparty agreements in process covering production through 2029; our capital estimate and schedule, including project capital, accelerated operational capital and expected post-commercial-production capital expenditures; expected sources and sufficiency of funding; and expected progress on construction, commissioning, optimization and performance testing activities, including completion and operation of the thickeners, filter presses, tailings handling and waste management facilities and related infrastructure, and expected timing thereof; with respect to McIlvenna Bay: our expectations relating to life of mine, resource base and average annual production; operating and ramp-up activities, including optimization of operations, increasing throughput to full design capacity and expected commercial production in Q4 2026; our expectations of exploration upside across the broader district, including the nearby Tesla Zone; inclusion of the inaugural Inferred Mineral Resource for Tesla in our annual Mineral Reserve and Mineral Resource update expected in Q4 2026; studies to evaluate material handling options and mill expansion, planned resource conversion drilling for Tesla, and an updated McIlvenna Bay Technical Report once studies and conversion drilling have been advanced; expected production amounts, operating costs and capital expenditures; expectations of a study to evaluate an expansion of the processing facility and incorporation of a silver-lead circuit, expected benefits thereof and conditions to future development; targeted commissioning of the silver-lead circuit in 2028 and the expansion in 2030; our view of the district-scale geological potential to deliver future satellite development opportunities, further expansion or a separate processing facility; and our exploration program, core scanning programs and geophysical surveys and expected benefits thereof; with respect to Kisladag: expected production from higher-grade material stacked on the North Heap Leach Pad and timing thereof, our water management objectives; our evaluation of a pit shell and expected benefits thereof; expectations relating to life-of-mine optimization to be included in the Mineral Reserve and Mineral Resource update expected in Q4 2026; expectations of an investment decision on additional screening and timing thereof; our expectations and progress of the whole ore agglomeration circuit, including expected benefits and commissioning and ramp-up in H1 2027; and our expectations of the mine optimization plan; with respect to Olympias: expected blending of stockpiled material during the fourth quarter and benefits thereof; completion of the 650 ktpa expansion, including the expected full plant shutdown in Q1 2027 and anticipated ramp-up to nameplate capacity in H1 2027; the date of the conference call on October 29, 2026; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: timing, costs and results of our construction and development activities, improvements and exploration, including at the Skouries mine, the McIlvenna Bay mine and our other operating mines and development projects; the current or future price of gold, copper and other commodities; the availability of financing for our exploration, development and operating activities and our ability to access existing project funding and remain in compliance with all covenants and contractual

26

commitments related thereto; the geopolitical, economic, permitting and legal climate that we operate in, including recent disruptions to shipping operations in the Strait of Hormuz and Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market; availability of labour resources, including for construction, development and improvement activities; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom; general business and economic conditions, including interest rates, inflation, commodity and power prices, credit and financial market conditions and the impact of foreign exchange rates and tax rates and related frameworks; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to develop, finalize and execute on our updated five-year strategic plan through 2030; acts of governments and the outcome of any legal or regulatory proceedings or other disputes that we may be involved in; our ability to continue to make purchases under our normal course issuer bid and to pay dividends; the impact of acquisitions, dispositions, suspensions or delays on our business; our ability to manage and mitigate the risks associated with our use of technology and artificial intelligence; the expected vesting and redemption outcomes under our compensation securities; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables; the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the effectiveness of our hedging programs; and our ongoing relations with regulators, communities, and our partners.
More specifically, with respect to the Skouries mine and updates, we have made additional assumptions regarding: our ability to continue executing our plans relating to the Skouries mine on the estimated existing project timeline and consistent with the current planned project scope; labour productivity, rates, and expected hours; inflation rates; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries mine.
In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: commodity price risk; construction and development risks at the Skouries mine, the McIlvenna Bay mine and our other construction and development projects; changing political, economic and social conditions, including changes in governments, political systems or political dynamics, ongoing market uncertainty and global or regional geopolitical events, conflicts or disruptions; risks relating to our operations in foreign jurisdictions; risks relating to production and processing; risks relating to our improvement projects; risks relating to our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and realize anticipated synergies and benefits therefrom on the timelines expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to obtain reliable supplies of power and water at a reasonable cost; risks relating to prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables, including risks from volatility and inflationary pressures as a result from the ongoing international conflict in Iran; inflation risk; risks relating to fluctuations in the currency markets, including the Euro, Turkish lira, Canadian dollar and United States dollar; risks relating to community relations, social license and our ability to obtain or maintain required permits; risks relating to environmental matters and environmental monitoring and reporting; geotechnical and hydrogeological structures, conditions or failures, including our ability to completely understand such structures to deal with pre-existing mineralogical, topographical or predecessor activities on or near our sites and to mitigate such conditions or failures at a reasonable cost or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; risks relating to permits, licenses and other authorizations, including our ability to obtain, maintain, and comply with the terms and conditions of such permits, licenses and other authorizations; risks relating to non-governmental organizations; reputational issues; risks relating to climate change, including risks relating to forest fires and water

27

management; water collection, treatment and disposal operations at our mines, including the ability to manage unexpectedly large quantities of water; risk of spills or failure from our tailings operations (including circumstances beyond our control such as extreme weather, seismic events, prolonged droughts or heavy rainfall); environmental risks from our heap leaching operations, including hazardous materials management of our use of cyanide; risks relating to change of control or actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks relating to replacement of Mineral Reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic or similar public health threats; risks relating to our use of regulated substances; risks relating to acquisitions, including integration risks, and dispositions; risks relating to co-ownership of our properties; risks relating to volatility, volume fluctuations, and dilution risk in respect of our shares; competition risks; reliance on a limited number of smelters, refiners and off-takers, including risks related to accessibility, availability, proximity, and capacity of smelters, refiners and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings; risks relating to total cash costs per ounce and all in sustaining costs, including in relation to the market price of gold and the Company’s profitability; interest rate risk; credit risk; tax matters; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; the global economic environment; labour risks (including availability of labour resources, including for construction, development and improvement activities, and labour productivity); and risks relating to employee/union relations, employee and contractor misconduct, key personnel, skilled workforce, expatriates and contractors, reclamation and long-term obligations; turnover and attrition rates of labour, and related impacts thereof; the unavailability of insurance; risks relating to title and surface rights; risks relating to environmental, sustainability, health and safety, and governance matters; technology and cybersecurity risks; corruption, bribery, and sanctions; litigation and contracts, including counterparty risk; conflicts of interest; compliance with applicable laws, regulations, stock exchange rules and permitting requirements and the consequences of non-compliance, including suspension, substantial alteration or termination of our development activities or operations, monetary penalties or criminal proceedings in various jurisdictions; risks relating to tariffs and other trade barriers; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
With respect to the Skouries mine, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries mine which in turn may cause delays in the commencement of production and further increases to the costs of the Skouries mine. The specific risks, uncertainties and other factors include, among others: our ability to efficiently manage the transitions from construction to commissioning to operations (including EPCM performance and owner team turnover); our ability to increase productivity by, among other things, adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to any unanticipated critical equipment defects or failures during the commissioning and ramp-up of operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules, costs of any engineering rework and any commercial disputes that may arise from a contractor’s failure to meet these requirements; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and the impact of any vendor data errors; impacts to overhead costs related to the schedule; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, substation, waste management facilities, embankments, tailings conveyors, and water management infrastructure; the timely receipt of necessary permits and authorizations and our ability to comply with the terms of existing and future permits and authorizations; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations including protests, non-routine regulatory inspections, road conditions, on site or labour unrest; unexpected inclement weather and climate events, including wildfires, short and long duration rainfall and floods and other extreme weather events and our site's ability to respond to those events; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local

28

communities; and our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries mine. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR/USD exchange rate.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.
Qualified Persons and Disclosure of Mineral Resources
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President and Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this news release for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

29

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2026 and December 31, 2025
(Unaudited – in thousands of U.S. dollars)

	Note	September 30, 2026	December 31, 2025

ASSETS
Current assets
Cash and cash equivalents		$396,828	$869,356
Restricted cash	8	71,898	—
Accounts receivable and other	5	219,086	279,212
Inventories	6	475,726	297,165
Current derivative assets	17	845	2,051
		1,164,383	1,447,784
Deferred tax assets		45,421	37,076
Other assets	7	86,112	144,479
Investment in associate		123,275	109,423
Non-current derivative assets	17	7,848	10,380
Property, plant and equipment		8,651,071	4,885,564
Goodwill	4	538,772	92,591
		$10,616,882	$6,727,297
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$658,294	$630,310
Current portion of lease liabilities		5,547	6,024
Current portion of debt	8	148,472	47,968
Current portion of asset retirement obligation		5,866	7,886
Current derivative liabilities	17	4,441	96,879
		822,620	789,067
Debt	8	1,836,954	1,227,084
Lease liabilities		8,656	8,575
Employee benefit plan obligation		14,514	13,747
Asset retirement obligation		139,709	135,071
Non-current derivative liabilities	17	4,068	16,254
Deferred income tax liabilities		823,664	254,420
		3,650,185	2,444,218
Equity
Share capital	13	5,701,273	3,341,760
Shares held in trust for restricted share units	13	(18,960)	(16,035)
Contributed surplus		2,492,172	2,537,197
Accumulated other comprehensive loss		(31,156)	(11,553)
Deficit		(1,179,293)	(1,572,080)
Total equity attributable to shareholders of the Company		6,964,036	4,279,289
Attributable to non-controlling interests		2,661	3,790
		6,966,697	4,283,079
		$10,616,882	$6,727,297

Commitments and contractual obligations (Note 16)
Events after the reporting date (Note 13(b))

Approved on behalf of the Board of Directors

    (signed) Teresa Conway     Director            (signed) Christian Milau    Director

Date of approval: October 28, 2026

Please see the condensed consolidated interim financial statements dated September 30, 2026 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2026 and 2025
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2026	2025	2026	2025
Revenue
Metal sales	9	$511,860	$434,727	$1,531,744	$1,241,696

Cost of sales
Production costs		199,821	164,140	572,822	474,609
Depreciation and amortization		58,722	62,829	166,959	188,961
		258,543	226,969	739,781	663,570

Earnings from mine operations		253,317	207,758	791,963	578,126

Exploration and evaluation expenses		17,116	10,975	41,408	25,218
Mine standby costs		6,318	6,465	17,082	15,252
General and administrative expenses		11,177	9,503	34,462	28,191
Share-based payments expense	14	3,763	6,802	10,197	15,347
Write-down of assets		1,569	3,261	2,672	8,426
Foreign exchange (gain) loss		(4,029)	32	(38,262)	24,840
Acquisition costs	4	89	—	19,253	—
Earnings from operations		217,314	170,720	705,151	460,852

Other income (expense)	10	5,613	(52,406)	15,821	(115,145)
Finance costs	11	(13,531)	(8,221)	(37,660)	(21,134)
Earnings from continuing operations before income tax		209,396	110,093	683,312	324,573
Income tax expense	12	91,605	53,917	257,114	54,604
Net earnings from continuing operations		117,791	56,176	426,198	269,969
Net loss from discontinued operations, net of tax		—	(1,122)	—	(6,578)
Net earnings for the period		$117,791	$55,054	$426,198	$263,391

Net earnings (loss) attributable to:
Shareholders of the Company		117,954	56,027	427,150	266,438
Non-controlling interests		(163)	(973)	(952)	(3,047)
Net earnings for the period		$117,791	$55,054	$426,198	$263,391

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		117,954	56,540	427,150	267,522
Discontinued operations		—	(513)	—	(1,084)
		$117,954	$56,027	$427,150	$266,438

Net (loss) earnings attributable to non-controlling interests:
Continuing operations		(163)	(364)	(952)	2,447
Discontinued operations		—	(609)	—	(5,494)
		$(163)	$(973)	$(952)	$(3,047)

Weighted average number of shares outstanding:
Basic	13	260,941,591	202,742,582	236,944,753	204,129,778
Diluted	13	263,448,182	205,150,042	239,640,842	206,247,722

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.45	$0.28	$1.80	$1.31
Diluted earnings per share		$0.45	$0.27	$1.78	$1.29

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.45	$0.28	$1.80	$1.31
Diluted earnings per share		$0.45	$0.28	$1.78	$1.30

Please see the condensed consolidated interim financial statements dated September 30, 2026 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three and nine months ended September 30, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025

Net earnings for the period	$117,791	$55,054	$426,198	$263,391
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	(135)	32,584	60	62,521
Income tax expense on change in fair value of investments in marketable securities	—	(4,388)	(31)	(8,394)
Actuarial gain (loss) on employee benefit plans	370	(359)	142	61
Income tax expense on employee benefit plans	(89)	(32)	(34)	(133)
Total other comprehensive income for the period	146	27,805	137	54,055
Total comprehensive income for the period	$117,937	$82,859	$426,335	$317,446

Total comprehensive income (loss) attributable to:
Shareholders of the Company	118,100	83,832	427,287	320,493
Non-controlling interests	(163)	(973)	(952)	(3,047)
	$117,937	$82,859	$426,335	$317,446

Please see the condensed consolidated interim financial statements dated September 30, 2026 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2026	2025	2026	2025
Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$117,791	$56,176	$426,198	$269,969
Adjustments for:
Depreciation and amortization		59,170	63,342	168,317	190,374
Finance costs	11	13,531	8,221	37,660	21,134
Interest income	10	(2,505)	(8,561)	(15,598)	(25,782)
Share of loss from associate		525	—	880	—
Unrealized foreign exchange (gain) loss		(4,413)	(694)	(32,661)	23,991
Income tax expense	12	91,605	53,917	257,114	54,604
(Gain) loss on disposal of assets		(1,453)	441	(842)	(6,618)
Unrealized (gain) loss on derivative contracts	10	(4,028)	22,194	(100,627)	66,844
Write-down of assets		1,569	3,261	2,672	8,426
Share-based payments expense	14	3,763	6,802	10,197	15,347
Employee benefit plan expense		1,424	719	3,742	2,820
		276,979	205,818	757,052	621,109
Property reclamation payments		(1,683)	(1,284)	(4,078)	(3,688)
Employee benefit plan payments		(691)	(298)	(1,756)	(1,087)
Income taxes paid		(28,310)	(29,316)	(227,796)	(120,136)
Interest received		2,505	8,561	15,598	25,782
Changes in non-cash operating working capital	15	(113,988)	(13,273)	(113,273)	(63,194)
Net cash generated from operating activities of continuing operations		134,812	170,208	425,747	458,786
Net cash (used in) generated from operating activities of discontinued operations		—	(151)	—	158

Investing activities
Additions to property, plant and equipment		(429,103)	(242,517)	(1,210,017)	(592,207)
Capitalized interest paid		(14,879)	(8,437)	(45,943)	(28,457)
Cash from acquisition of Foran Mining Corporation, net of cash paid	4	—	—	159,110	—
Proceeds from the sale of property, plant and equipment		2,158	244	4,539	3,224
Purchase of investment in associate		—	—	(14,731)	—
Value added taxes related to mineral property expenditures, net		23,445	(5,954)	68,161	(7,005)
Cash received from deferred consideration		—	60,000	—	60,000
Sale (purchase) of investments in marketable securities		287	(13,961)	37,359	141,117
Increase in deposits and other investments		(5,707)	(1,484)	(13,716)	(10,750)
Increase in restricted cash	8	(71,877)	—	(71,877)	—
Net cash used in investing activities of continuing operations		(495,676)	(212,109)	(1,087,115)	(434,078)

Financing activities
Issuance of common shares for cash, net of share issuance costs		2,755	1,575	6,546	9,102
Net contributions from (distributions to) non-controlling interests		—	53	(177)	(264)
Net proceeds from Skouries Project Financing Facility	8	14,630	98,549	47,237	288,314
Proceeds from Credit Facility, net of transaction costs	8	222,983	—	322,983	—
Net (repayments) proceeds from other debt	8	(217)	—	2,469	—
Term Facility commitment fees		—	—	(474)	(1,372)
Dividends paid	13	(19,619)	—	(54,103)	—
Interest paid		(13,165)	(9,174)	(28,611)	(19,601)
Principal portion of lease liabilities		(1,402)	(1,401)	(3,931)	(3,927)
Purchase of shares for cancellation	13	—	(78,793)	(83,895)	(123,381)
Purchase of shares held in trust for restricted share units	13	—	(3,955)	(8,683)	(8,181)
Net cash generated from financing activities of continuing operations		205,965	6,854	199,361	140,690
Effect of exchange rates on cash and cash equivalents		(2,835)	410	(10,521)	21,740
Net (decrease) increase in cash and cash equivalents		(157,734)	(34,788)	(472,528)	187,296

Cash and cash equivalents - beginning of period		554,562	1,078,572	869,356	856,797
Change in cash in disposal group held for sale		—	151	—	(158)
Cash and cash equivalents - end of period		$396,828	$1,043,935	$396,828	$1,043,935

Please see the condensed consolidated interim financial statements dated September 30, 2026 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2026	2025	2026	2025
Share capital
Balance beginning of period		$5,695,878	$3,423,439	$3,341,760	$3,433,778
Shares issued upon exercise of share options		2,755	1,502	6,546	9,913
Shares issued upon exercise of performance share units		1,459	—	4,545	5,282
Shares issued upon acquisition of Foran Mining Corporation	4	—	—	2,385,625	—
Transfer of contributed surplus on exercise of options		1,181	565	2,847	3,749
Shares repurchased and cancelled, net of tax		—	(42,467)	(40,050)	(68,872)
Shares repurchased and not yet cancelled		—	(3,892)	—	(3,892)
Share issuance costs		—	—	—	(811)
Balance end of period	13	$5,701,273	$3,379,147	$5,701,273	$3,379,147

Shares held in trust for restricted share units
Balance beginning of period		$(19,087)	$(9,162)	$(16,035)	$(12,970)
Shares purchased and held in trust for restricted share units		—	(3,954)	(8,683)	(8,180)
Shares released for settlement of restricted share units		127	225	5,758	8,259
Balance end of period	13	$(18,960)	$(12,891)	$(18,960)	$(12,891)

Contributed surplus
Balance beginning of period		$2,493,742	$2,583,047	$2,537,197	$2,612,762
Shares repurchased and cancelled		—	(33,876)	(42,907)	(52,950)
Share-based payment arrangements		1,197	3,055	7,936	8,914
Option consideration on acquisition of Foran Mining Corporation	4	—	—	3,096	—
Shares redeemed upon exercise of restricted share units		(127)	(225)	(5,758)	(8,259)
Shares redeemed upon exercise of performance share units		(1,459)	—	(4,545)	(5,282)
Transfer to share capital on exercise of options		(1,181)	(565)	(2,847)	(3,749)
Balance end of period		$2,492,172	$2,551,436	$2,492,172	$2,551,436

Accumulated other comprehensive (loss) income
Balance beginning of period		$(31,302)	$(21,070)	$(11,553)	$56,183
Other comprehensive income for the period attributable to shareholders of the Company		146	27,805	137	54,055
Reclassification on derecognition of investments in marketable securities		—	—	(19,740)	(103,503)
Balance end of period		$(31,156)	$6,735	$(31,156)	$6,735

Deficit
Balance beginning of period		$(1,277,628)	$(1,879,249)	$(1,572,080)	$(2,193,163)
Dividends paid	13	(19,619)	—	(54,103)	—
Net earnings attributable to shareholders of the Company		117,954	56,027	427,150	266,438
Reclassification on derecognition of investments in marketable securities		—	—	19,740	103,503
Balance end of period		$(1,179,293)	$(1,823,222)	$(1,179,293)	$(1,823,222)
Total equity attributable to shareholders of the Company		$6,964,036	$4,101,205	$6,964,036	$4,101,205

Non-controlling interests
Balance beginning of period		$2,824	$(10,534)	$3,790	$(8,143)
Loss attributable to non-controlling interests		(163)	(973)	(952)	(3,047)
Net contributions from (distributions to) non-controlling interests		—	53	(177)	(264)
Balance end of period		$2,661	$(11,454)	$2,661	$(11,454)
Total equity		$6,966,697	$4,089,751	$6,966,697	$4,089,751

Please see the condensed consolidated interim financial statements dated September 30, 2026 for notes to the accounts.